

July 24, 2006

via U.S. mail and facsimile

Mr. Stephen B. Morris
President and Chief Executive Officer
Arbitron, Inc.
142 West 57th Street
New York City, NY 10019

>   **RE: Arbitron, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
>   **File No. 1-1969**

Dear Mr. Morris:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, the undersigned at (202) 551-3769.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief